Exhibit 12.1

Bank of Hawaii Corporation and Subsidiaries
Statement Regarding Computation of Ratios

	Year Ended
	December 31,
(dollars in thousands)	2006		2005
Earnings:
1. Income Before Provision for Income Taxes	$287,069		$284,197
2. Plus: Fixed Charges Including Interest on Deposits	170,059		99,329
3. Earnings Including Fixed Charges and Including Interest on Deposits	457,128		383,526
4. Less: Interest on Deposits	103,677		58,426
5. Earnings Excluding Interest on Deposits	$353,451		$325,100

Fixed Charges:
6. Fixed Charges Including Interest on Deposits	$170,059		$99,329
7. Less: Interest on Deposits	103,677		58,426
8. Fixed Charges Excluding Interest on Deposits	$66,382		$40,903

Ratio of Earnings to Fixed Charges:
Including Interest on Deposits (Line 3 divided by Line 6)	2.7	x	3.9	x
Excluding Interest on Deposits (Line 5 divided by Line 8)	5.3	x	7.9	x